Exhibit 12.2

Connectus Inc
305 South Mulberry St.
Cherryville, NC 28021

December 27, 2016

PERSONAL AND CONFIDENTIAL

Algae Dynamics Corp.
4120 Ridgeway Drive Unit 37
Mississauga, ON L5L 5S9
Canada
Attn: Paul Ramsay and Richard Rusiniak

Dear Paul and Richard:

The purpose of this letter is to confirm our mutual understanding regarding the services which have been provided by Connectus pursuant to the advisory agreement dated as of March 11, 2014, as amended (the "Advisory Agreement"). Algae Dynamics Corp. (the "Company") acknowledges that Connectus has continued to provide services subsequent to December 31, 2014 and the parties desire the Advisory Agreement to continue uninterrupted through December 31, 2017. Furthermore, this is to advise you that we are in the process of winding down Connectus Inc. and transferring certain of its assets and obligations, including the Advisory Agreement, to Apollo Marketing, LLC ("Apollo"). This letter will also confirm the assignment of the Advisory Agreement to Apollo, which by countersignature to this letter assumes all of Connectus' rights and obligations thereunder.

In consideration for the extension of the Advisory Agreement, the Company hereby agrees to extend the vesting date of the unvested Warrants to December 31, 2017 and consents to the assignment of the Warrants to Apollo.

Except as modified hereby, the Advisory Agreement shall remain in full force and effect.

Very truly yours,

DocuSigned by:
3B66E3001C534A4...

P. Blair Mullen
President
Philip B Mullin

Agreed and Accepted:

Algae Dynamics Corp.

By:
Richard Rusiniak
Chief Executive Officer

Apollo Marketing LLC hereby assumes all of the rights and obligations of Connectus Inc.

DocuSigned by:

By: !
P. Blair Mullin
Managing Member